Exhibit 11.1

INSIDER TRADING COMPLIANCE MANUAL

HORIZON QUANTUM HOLDINGS LTD.

Adopted: March 19, 2026

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees, consultants, attorneys, advisors and other related individuals, the Board of Directors (the “Board”) of Horizon Quantum Holdings Ltd. (Company Registration No.: 202537774K), a Singapore public company limited by shares (the “Company”), has adopted the policies and procedures described in this Insider Trading Compliance Manual.

I	Adoption of Insider Trading Policy.

Effective as of the date first written above, the Board has adopted the Insider Trading Policy attached hereto as Exhibit A (as the same may be amended from time to time by the Board, the “Policy”), which prohibits1 trading based on “material, non-public information2” regarding the Company or any company whose securities are listed for trading or quotation in the United States (“Material Non-Public Information”).

This Policy covers, as applicable in accordance with its terms, all officers and directors of the Company and its subsidiaries, all other employees of the Company and its subsidiaries, and consultants, contractors or advisory board members to or of the Company or its subsidiaries who have or may have access to Material Non-Public Information and members of the immediate family or household of any such person (the “Covered Persons3”). This Policy (and/or a summary thereof) is to be delivered to all Covered Persons upon the commencement of their relationships with the Company.

II	Designation of Certain Persons.

A. Section 16 Individuals. All directors and executive officers of the Company will be subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (“Section 16 Individuals”).

[1]	The prohibited act under the Securities and Futures Act 2001 of Singapore (“Singapore SFA”) is that of a person who possesses insider information, and who knows or ought reasonably to know that the information is insider information, then transacts or agrees to transact in the securities of the corporation to which the insider information relates.

[2]	The language used in the Singapore SFA is “information that is not generally available but, if the information were generally available, a reasonable person would expect it to have a material effect on the price or value of securities or securities”. Information is generally available” if:

it consists of readily observable matter;

it has been made known in a manner that would, or would be likely to, bring it to the attention of persons who commonly invest in securities of a kind of which the price or value might be affected by the information, and since it has so made known, a reasonable period for it to be disseminated among such persons has elapsed (“publicly available information”);

it consists of deductions, conclusions or inferences that can be drawn from readily observable matter; or

it consists of deductions, conclusions or inferences that can be drawn from publicly available information.

[3]	Under Singapore law, insider trading by any person (i.e. persons connected to a corporation and persons not connected to a corporation) is prohibited. A person connected to a corporation is further defined to include:

an officer of the corporation or a related corporation (an “officer” is defined as including a director, secretary, employee, judicial manager, liquidator of the corporation; a receiver of property of the corporation; and a trustee or other person administering a compromise or arrangement made between the corporation and another person) (a “related corporation” is a holding company of the first corporation; a subsidiary of the first corporation; or a subsidiary of the holding company of the first corporation);

a substantial shareholder of the corporation or a related corporation; and

a person who occupies a position that may reasonably be expected to give the person access to inside information by virtue of any professional or business relationship existing between the person (or the person’s employer or a corporation of which the person is an officer) and that corporation or a related corporation; or being an officer of a substantial shareholder in that corporation or in a related corporation.

B. Other Persons Subject to Policy. In addition, Covered Persons other than Section 16 Individuals that have, or may have from time to time, access to Material Non-Public Information and together with the Section 16 Individuals, are subject to the Policy, including the pre-clearance requirement described in Section IV. A. below.

C. Post-Termination Transactions. This Policy continues to apply to transactions in Company securities even after a Covered Person has resigned or terminated employment. If the Covered Person who resigns or separates from the Company is in possession of Material Non-Public Information at that time, he or she may not trade in Company securities until that information has become public or is no longer material (as determined by the Insider Trading Compliance Officer).

III	Appointment of Insider Trading Compliance Officer.

By the adoption of this Policy, the Board has appointed the Company’s Chief Financial Officer or any other senior executive officer of the Company expressly approved by the Board as the Insider Trading Compliance Officer (the “Compliance Officer”). As of the date of adoption of this Policy, Greg Gould, the Company’s Chief Financial Officer, is the Compliance Officer. Any future change in the Compliance Officer shall be communicated to all Covered Persons.

IV	Duties of Compliance Officer.

The Compliance Officer has been designated by the Board to handle any and all matters relating to the Company’s Insider Trading Compliance Program. Certain of those duties may require the advice of outside counsel with special expertise in securities issues and relevant law. The duties of the Compliance Officer shall include the following:

A. Pre-clearing all transactions involving the Company’s securities by the Section 16 Individuals and those Covered Persons having regular access to Material Non-Public Information in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”). Attached hereto as Exhibit B is a Pre-Clearance Checklist to assist the Compliance Officer’s performance of this duty.

B. Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals, bearing in mind, however, that the preparation of such reports is undertaken by the Company as a courtesy only and that the Section 16 Individuals alone (and not the Company, its employees or advisors) shall be solely responsible for the content and filing of such reports and for any violations of Section 16 under the Exchange Act and related rules and regulations.

C. Serving as the designated recipient at the Company of copies of reports filed with the Securities and Exchange Commission (“SEC”) by Section 16 Individuals under Section 16 of the Exchange Act.

D. Performing periodic reviews of available materials, which may include Forms 3, 4 and 5, Form 144, officers and director’s questionnaires, and reports received from the Company’s share administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Material Non-Public Information.

E. Circulating the Policy (and/or a summary thereof) to all covered employees, including Section 16 Individuals, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Material Non-Public Information.

F. Assisting the Board in implementation of the Policy and all related Company policies.

G. Coordinating with Company internal or external legal counsel regarding all securities compliance matters.

H. Retaining copies of all appropriate securities reports, and maintaining records of his or her activities as Compliance Officer.

[Acknowledgement Appears on the Next Page]

ACKNOWLEDGMENT

I hereby acknowledge that I have received a copy of Horizon Quantum Holdings Ltd.’s Insider Trading Compliance Manual (the “Insider Trading Manual”). Further, I certify that I have reviewed the Insider Trading Manual, understand the policies and procedures contained therein and agree to be bound by and adhere to these policies and procedures.

Dated: __________________________
Signature
Name:

Exhibit A

HORIZON QUANTUM HOLDINGS LTD.

INSIDER TRADING POLICY

and Guidelines with Respect to Certain Transactions in Company Securities

APPLICABILITY OF POLICY

This Policy applies to all transactions in the Company’s securities, including ordinary shares, options and warrants to purchase ordinary shares and any other securities the Company may issue from time to time, such as preferred shares, warrants and convertible notes, as well as to derivative securities relating to the Company’s shares, whether or not issued by the Company, such as exchange-traded options. It applies, as applicable, to all officers and directors of the Company, all other employees of the Company and its subsidiaries, and consultants, contractors or advisory board members to or of the Company or its subsidiaries who have or may have access to Material Non-public Information (as defined below) regarding the Company and family members of any such person. This group of people is sometimes referred to in this Policy as “Covered Persons.” As used herein, the term “Restricted Insiders” means those Covered Persons who are also Section 16 Individuals, and family members of any such person. For purposes of this Policy, the term “family members” includes family members who reside with the Covered Person, anyone else who lives in the Covered Person’s household, and any family members who do not live in the Covered Person’s household but whose transactions in the Company’s securities are directed by the Covered Person or are subject to such Covered Person’s influence or control.

This Policy also applies to any person who receives Material Non-public Information from any Covered Person.

Any person who possesses Material Non-public Information regarding the Company is a Covered Person for so long as such information is not publicly known.

DEFINITION OF MATERIAL NON-PUBLIC INFORMATION

It is not possible to define all categories of material information. However, the U.S. Supreme Court and other federal courts have ruled that information should be regarded as “material” if there is a substantial likelihood that a reasonable investor:

(1)	would consider the information important in making an investment decision; and

(2)	would view the information as having significantly altered the “total mix” of available information about the Company.

For the purpose of this Policy, information is “Non-Public” until three criteria have been satisfied:

(a)	First, the information must have been widely disseminated. Generally, Covered Persons should assume that information has NOT been widely disseminated unless it has been included in (i) a press release or article distributed through a widely disseminated news or wire service; OR (ii) it has appeared in a filing with the SEC.

(b)	Second, the information disseminated must be some form of “official” disclosure or announcement. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate.

(c)	Third, after the information has been disseminated, a period of time must pass sufficient for the information to be absorbed by the general public. As a general rule, at least 48 hours (several of which must be hours during which the is open for trading) must elapse between the dissemination of the information and when that information may be considered public.

While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. In addition, material information may be positive or negative. Examples of such information may include:

●	Financial results

●	Information relating to the Company’s stock exchange listing or SEC regulatory issues

●	Information regarding regulatory review of Company products

●	Intellectual property and other proprietary/scientific information

●	Projections of future earnings or losses

●	Major contract awards, cancellations or write-offs

●	Joint ventures/commercial partnerships with third parties

●	Research milestones and related payments or royalties

●	News of a pending or proposed merger or acquisition

●	News of the disposition of material assets

●	Impending bankruptcy or financial liquidity problems

●	Gain or loss of a substantial customer or supplier

●	New product announcements of a significant nature

●	Significant pricing changes

●	Share splits

●	New equity or debt offerings

●	Significant litigation exposure due to actual or threatened litigation

●	Changes in senior management or the Board of Directors of the Company

●	Capital investment plans

●	Changes in dividend policy

●	Credit rating changes

●	Important new products or discoveries, such as significant progress in the Company’s technology;

●	Developments regarding the Company’s material intellectual property; and

●	Key changes in compensation policy.

Employees should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is material. Covered Persons should err on the side of caution. Covered Persons should keep in mind that the U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were not based on the information.

CERTAIN EXCEPTIONS

For purposes of this Policy:

1. Share Options Exercises. For purposes of this Policy, the Company considers that the exercise of share options under the Company’s share option plans (but not the sale of the underlying shares) to be exempt from this Policy. This Policy does apply, however, to any sale of shares as part of a broker-assisted “cashless” exercise of an option, or any market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2. 401(k) Plan. This Policy does not apply to purchases of Company shares in the Company’s 401(k) plan, if any, resulting from periodic contributions of money to a plan pursuant to payroll deduction elections. This Policy does apply, however, to certain elections that may be made under a 401(k) plan, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company share fund, if any, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company share fund, (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a participant’s Company share fund balance and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company share fund.

3. Employee Share Purchase Plan. This Policy does not apply to purchases of Company shares in the Company’s employee share purchase plan, if any, resulting from periodic contributions of money to the plan pursuant to the elections made at the time of enrollment in the plan. This Policy also does not apply to purchases of Company shares resulting from lump sum contributions to the plan, provided that the participant elected to participate by lump-sum payment at the beginning of the applicable enrollment period. This Policy does apply to a participant’s election to participate in or increase his or her participation in the plan, and to a participant’s sales of Company shares purchased pursuant to the plan.

4. Dividend Reinvestment Plan. This Policy does not apply to purchases of Company shares under the Company’s dividend reinvestment plan, if any, resulting from reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company shares that result from additional contributions a participant chooses to make to the plan, and to a participant’s election to participate in the plan or increase his level of participation in the plan. This Policy also applies to his or her sale of any Company shares purchased pursuant to the plan.

5. Changes Only in the Form of Beneficial Ownership. Transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, transferring shares from one brokerage account to another brokerage account that you control, or to an inter vivos trust of which you are the sole beneficiary during your lifetime).

6. Tax Withholding Rights. The exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements; however, the market sale of any shares to satisfy tax requirements is subject to this Policy.

7. General Exceptions. Any exceptions to this Policy other than as set forth above may only be made by advance written approval of each of: (i) the Company’s President or Chief Executive Officer, (ii) the Company’s Insider Trading Compliance Officer and (iii) the Chairman of the Governance and Nominating Committee of the Board. Any such exceptions shall be immediately reported to the remaining members of the Board.

STATEMENT OF POLICY

General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any non-public information acquired in the workplace and the misuse of Material Non-public Information in securities trading related to the Company or any other company.

Specific Policies

1. Trading on Material Non-public Information. With certain exceptions, no Covered Person shall engage in any transaction involving a purchase or sale of the Company’s or any other company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Non-public Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such non-public information is no longer material (as determined by the Insider Trading Compliance Officer). However, see Section 2 under “Permitted Trading Period” below for a full discussion of trading pursuant to a pre-established plan or by delegation.

As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading.

2. Tipping. No Covered Person shall disclose (“tip”) Material Non-public Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Covered Person make recommendations or express opinions on the basis of Material Non-public Information as to trading in the Company’s securities.

Regulation FD (Fair Disclosure) is an issuer disclosure rule implemented by the SEC that addresses selective disclosure of Material Non-public Information. The regulation provides that when the Company, or person acting on its behalf, discloses material non-public information to certain enumerated persons (in general, securities market professionals and holders of the Company’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or unintentional; for an intentional selective disclosure, the Company must make public disclosures simultaneously; for a non-intentional disclosure the Company must make public disclosure promptly. Under the regulation, the required public disclosure may be made by filing or furnishing a Form 8-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public. Such disclosures will be made in accordance with the Company’s Disclosure and Regulation FD Policy (the “FD Policy”).

It is the policy of the Company that all public communications of the Company (including, without limitation, communications with the press, other public statements, statements made via the Internet or social media outlets, or communications with any regulatory authority) be handled only through the Company’s Designated Officers (as defined in the FD Policy) or their authorized designee. Please refer all press, analyst or similar requests for information to a Designated Officer and do not respond to any inquiries without prior authorization from a Designated Officer.

3. Confidentiality of Non-public Information. Non-public information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards, blogs or social media) is strictly forbidden.

4. Duty to Report Inappropriate and Irregular Conduct. All employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within the company, consistent with generally accepted accounting principles and both federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or irregularities, whether by witnessing the incident or being told of it, must report it to their immediate supervisor and to any member of the Company’s Audit Committee. In certain instances, employees are allowed to participate in federal or state proceedings. For a more complete understanding of this issue, employees should consult their employee manual and/or seek the advice from their direct report or the Company’s principal executive officers (who may, in turn, seek input from the Company’s outside legal counsel).

5. Hedging Transactions. Hedging transactions involve the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or any other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of registrant equity securities. Such transactions may permit a director, officer or employee to continue to own the Company’s securities but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions.

6. Pledging. Margin Accounts and Pledges. Securities purchased on margin may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if you purchase securities on margin or pledge them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when you are aware of Material Non-Public Information or otherwise are not permitted to trade in our securities. The sale, even though not initiated at your request, is still a sale for your benefit and may subject you to liability under the insider trading rules if made at a time when you are aware of Material Non-Public Information. Similar cautions apply to a bank or other loans for which you have pledged stock as collateral. Therefore, no Covered Persons, whether or not in possession of Material Non-Public Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan. However, the Company may determine to grant exceptions to this prohibition if a person submits a request to pledge Company securities as collateral for a loan (not including margin debt) and (1) clearly demonstrates the financial capacity to repay the loan without resorting to the pledged securities and (2) specifies the percentage amount that the securities being pledged represent of the total number of Company securities held by the person making the request, as well as any other information requested by the Company. Requests for an exception must be submitted to the Chief Legal Officer at least two weeks prior to the execution of the documents evidencing the proposed pledge. The Chief Legal Officer is under no obligation to approve any request for pre-clearance and may determine not to permit the arrangement for any reason. Notwithstanding the pre-clearance of any request, the Company assumes no liability for the consequences of any transaction made pursuant to such request.

POTENTIAL CRIMINAL AND CIVIL LIABILITY

AND/OR DISCIPLINARY ACTION

1. Liability for Insider Trading. Covered Persons may be subject to penalties of up to $5,000,000 for individuals (and $25,000,000 for a business entity) and up to twenty (20) years in prison for engaging in transactions in the Company’s securities at a time when they possess Material Non-public Information regarding the Company. In addition, the SEC has the authority to seek a civil monetary penalty of up to three times the amount of profit gained or loss avoided by illegal insider trading. “Profit gained” or “loss avoided” generally means the difference between the purchase or sale price of the Company’s shares and its value as measured by the trading price per share a reasonable period after public dissemination of the non-public information.

2. Liability for Tipping. Covered Persons may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-public Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to monitor and uncover insider trading.

3. Possible Disciplinary Actions. Individuals subject to the Policy who violate this Policy shall also be subject to disciplinary action by the Company, which may include suspension, forfeiture of perquisites, ineligibility for future participation in the Company’s equity incentive plans and/or termination of employment.

PERMITTED TRADING PERIOD

1. Restricted Insider Black-Out Period and Trading Window; No Trading While In Possession of Material Non-public Information Generally.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all officers, directors, members of the immediate family or household of any such person and others who are subject to this Policy refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period in any semi-annual period commencing at the close of business Eastern Time on the second Trading Day following the date of public disclosure of the financial results for the prior semi-annual period or year and ending at 11:59 PM Eastern Time on the fifteenth day of the sixth month of the semi-annual period (the “Trading Window”). If such public disclosure occurs on a Trading Day before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure. The Board may, on the advice of the Chief Legal Officer and/or outside counsel, approve any such changes to the Trading Windows set forth above that are determined to be appropriate based on the specific facts and circumstances and to not constitute a violation of applicable insider trading law.

It is the Company’s policy that the period when the Trading Window is “closed” is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This is because Covered Persons will, as any semi-annual period progresses, be increasingly likely to possess Material Non-public Information about the expected financial results for the semi-annual period. The purpose of the Trading Window is to avoid any unlawful or improper transactions or the appearance of any such transactions.

It should be noted that even during the Trading Window any person possessing Material Non-public Information concerning the Company shall not engage in any transactions in the Company’s (or any other companies, as applicable) securities until such information has been known publicly for at least two Trading Days. The Company has adopted the policy of delaying trading for “at least two Trading Days” because the securities laws require that the public be informed effectively of previously undisclosed material information before Covered Persons trade in the Company’s stock. Public disclosure may occur through a widely disseminated press release or through filings, such as a Form 6-K, with the SEC. Furthermore, in order for the public to be effectively informed, the public must be given time to evaluate the information disclosed by the Company. Although the amount of time necessary for the public to evaluate the information may vary depending on the complexity of the information, generally two Trading Days is a sufficient period of time.

From time to time, the Company may also require that Covered Persons suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and may not disclose to others the fact of such suspension of trading.

Although the Company may from time to time require during a Trading Window that Covered Persons and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Those subject to the Trading Window pursuant to this Policy or an ad hoc blackout pursuant to this Policy may request a hardship exemption for periods outside the Trading Window or during an ad hoc blackout, as applicable, if they are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the Chief Legal Officer.

Notwithstanding these general rules, Covered Persons may trade outside of the Trading Window provided that such trades are made pursuant to a legally compliant, pre-established plan or by delegation established at a time that the Insider is not in possession of material non-public information. These alternatives are discussed in the next section.

2.	Trading According to a Pre-established Plan (10b5-1) or by Delegation.

The SEC has adopted Rule 10b5-1 (which was amended in December 2022) under which insider trading liability can be avoided if a Covered Person follows very specific procedures4. In general, such procedures involve trading according to pre-established instructions, plans or programs (a “10b5-1 Plan”) after a required “cooling off” period described below.

10b5-1 Plans must:

(a) Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future. For example, a Covered Person can contract to sell his or her shares on a specific date, or simply delegate such decisions to an investment manager, 401(k) plan administrator or similar third party. This documentation must be provided in advance of implementation of the 10b5-1 Plan to the Company’s Insider Trading Compliance Officer;

[4]	There is no similar exemption under Singapore law and the insider trading offence in Singapore adopts the information-connected approach.

(b) Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing. For example, the Covered Person can buy or sell shares in a specific amount and on a specific date each month, or according to a pre-established percentage (of the Covered Person’s salary, for example) each time that the share price falls or rises to pre-established levels. In the case where trading decisions have been delegated (i.e., to a third party broker or money manager), the specific amount, price and timing need not be provided;

(c) Be implemented at a time when the Covered Person does not possess material non-public information. For Restricted Insiders in particular, as a practical matter, this means that Restricted Insiders may set up 10b5-1 Plans, or delegate trading discretion, only during a “Trading Window” (discussed in Section 1, above), assuming the Restricted Insider is not in possession of material non-public information;

(d) Remain beyond the scope of the Covered Person’s influence after implementation. In general, the Covered Person must allow the 10b5-1 Plan to be executed without changes to the accompanying instructions, and the Covered Person cannot later execute a hedge transaction that modifies the effect of the 10b5-1 Plan. Covered Persons should be aware that the termination or modification of a 10b5-1 Plan after trades have been undertaken under such plan could negate the 10b5-1 affirmative defense afforded by such program for all such prior trades. As such, termination or modification of a 10b-5 Plan should only be undertaken in consultation with your legal counsel. If the Covered Person has delegated decision-making authority to a third party, the Covered Person cannot subsequently influence the third party in any way and such third party must not possess material non-public information at the time of any of the trades;

(e) Be subject to a “cooling off” period. Effective February 27, 2023, Rule 10b5-1 contains “cooling-off period” for Restricted Insiders that prohibit such insiders from trading in a 10b5-1 Plan until the later of (i) 90 days following the plan’s adoption or modification or (ii) they are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the anti-fraud provisions of the Exchange Act; and

(f) Contain Restricted Insider certifications. Effective February 27, 2023, Restricted Insiders are required to include a certification in their 10b5-1 Plans to certify that at the time the plan is adopted or modified: (i) they are not aware of Material Non-public Information about the Company or its securities and (ii) they are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the anti-fraud provisions of the Exchange Act.

Important: In addition, effective February 27, 2023: (i) all Covered Persons are prohibited from having multiple overlapping 10b5-1 Plans or more than one plan in any given year, (ii) a modification relating to amount, price and timing of trades under a 10b5-1 Plan is deemed a plan termination which requires a new applicable cooling off period, and (iii) whether a particular trade is undertaken pursuant to a 10b5-1 Plan will need to be disclosed (by checkoff box) on the applicable Forms 4 or 5 of the Restricted Insider.

10b5-1 Plan Pre-Approval Required; Notice of 10b5-1 Plan Termination: Prior to implementing a 10b5-1 Plan, all Restricted Insiders must receive the approval for such plan from (and provide the details of the plan to) the Company’s Insider Trading Compliance Officer. Restricted Insiders shall also promptly inform the Insider Trading Compliance Officer if such person terminates a 10b5-1 Plan. This is due, in part, to the fact that the Company is required to disclose in its public filings information regarding 10b5-1 Plans adopted or terminated by Restricted Insiders.

3. Pre-Clearance of Trades. Even during an open Trading Window, all Covered Persons, must comply with the Company’s “pre-clearance” process prior to trading in the Company’s securities, implementing a pre-established plan for trading, or delegating decision-making authority over the Covered Person’s trades. To do so, each Covered Person must contact the Company’s Insider Trading Compliance Officer three business days to two weeks prior to initiating any of these actions. Following receipt of pre-clearance, such actions must be completed within three business days, subject to the Covered Person not receiving notice that the Trading Window has closed or they have come into possession of Material Non-Public Information. The Company may also find it necessary, from time to time, to require compliance with the pre-clearance process from others who may be in possession of Material Non-public Information.

4. Individual Responsibility. Every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has established a Trading Window applicable to that Restricted Insider or any other Covered Person. Each individual, and not necessarily the Company, is responsible for his or her own actions and will be individually responsible for the consequences of their actions. Therefore, appropriate judgment, diligence and caution should be exercised in connection with any trade in the Company’s securities. A Covered Person may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Non-public Information and even though the Covered Person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

APPLICABILITY OF POLICY TO INSIDE INFORMATION

REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Non-public Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of the Company. Civil and criminal penalties, as well as termination of employment, may result from trading on Material Non-public Information regarding the Company’s business partners. All Covered Persons should treat Material Non-public Information about the Company’s business partners with the same care as is required with respect to information relating directly to the Company.

INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer.

Exhibit B

HORIZON QUANTUM HOLDINGS LTD.

INSIDER TRADING COMPLIANCE PROGRAM - PRE-CLEARANCE CHECKLIST

Individual Proposing to Trade:

Number of Shares covered by Proposed Trade:

Date:

☐	Material Non-Public Information Concerns. Confirm that (i) the individual has been reminded that trading is prohibited when in possession of any material information regarding the Company that has not been adequately disclosed to the public, and (ii) the Insider Trading Compliance Officer has discussed with the individual any information known to the individual or the Insider Trading Compliance Officer which might be considered material, so that the individual has made an informed judgment as to the presence of inside information.

☐	Trading Window. In the case of Restricted Insiders, confirm that the trade will be made during the Company’s open “trading window.”

☐	Section 16 Compliance. Confirm, if the individual is a Restricted Insider, that the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions. Also, ensure that a Form 4 has been or will be completed and will be timely filed.

☐	Prohibited Trades. Confirm, if the individual is a Restricted Insider, that the proposed transaction is not a “short sale,” put, call or other prohibited or strongly discouraged transaction.

☐	Rule 144 Compliance (as applicable). Confirm that:

☐	Current public information requirement has been met;

☐	Shares are not restricted or, if restricted, the one year holding period has been met;

☐	Volume limitations are not exceeded (confirm that the individual is not part of an aggregated group);

☐	The manner of sale requirements have been met; and

☐	The Notice of Form 144 Sale has been completed and filed.

☐	Rule 10b5-1 Matters. Confirm whether the individual has implemented, or proposes to implement, a pre-arranged trading plan under Rule 10b5-1. If so, obtain details of the plan.

Signature of Insider Trading Compliance Officer